                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G
               Information Statement Pursuant to 13d-1 and 13d-2



       American Rivers Oil Company (formerly Metro Capital Corporation)
     ---------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock, $.01 par value
                       ---------------------------------
                        (Title of Class of Securities)



                                  029328 10 1
                         ----------------------------
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement:
     [X]Yes   [ ]No

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                 SCHEDULE 13G
029328 10 1                                                         Page 2 of 5
-----------
CUSIP NO.


1.    Name of Reporting Person and
      Social Security or I.R.S. Identification No.

              Robert E. Thrailkill
              Soc. Sec. No. ###-##-####

2.    Check the Appropriate Box If a Member of a Group
                                                                        [ ] A
                                                                        [ ] B
3.    Sec Use Only



4.    Citizenship or Place of Organization

              Mr. Thrailkill is a citizen of the United States of America

        Number of               5.    Sole Voting Power
         Shares                               164,000
       Beneficially
        Owned by                6.    Shared Voting Power
         Each                                 280,880
       Reporting
        Person                  7.    Sole Dispositive Power
         With                                 164,000

                                8.    Shared Dispositive Power
                                              280,880


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      444,880 shares [includes (i) 120,000 shares of Common Stock underlying currently exercisable options to acquire Common Stock; and (ii) 280,880 shares owned jointly with Mr. Thrailkill's wife, Erma L. Thrailkill]

10.   Check If the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

11.   Percent of Class Representing by Amount in Row (9)
              25.1%

12.   Type of Reporting Person
              IN
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                                 SCHEDULE 13G
029328 10 1                                                         Page 3 of 5
-----------
CUSIP NO.

ITEM 1(a).    NAME OF ISSUER:

              American Rivers Oil Company

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              700 East 9th Avenue, Suite 106
              Denver,  CO  80203

ITEM 2(a).    NAME OF PERSON FILING:

              Robert E. Thrailkill

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              716 College View Drive
              Riverton, Wyoming

ITEM 2(c).    CITIZENSHIP:

              Mr. Thrailkill is a citizen of the United States of America

ITEM 2(d).    TITLE OF  CLASS OF SECURITIES:

              Common Stock, $.01 par value

ITEM 2(e).    CUSIP NUMBER:

              029328 10 1

ITEM 3. IF THE STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:

       _______(a)   Broker or dealer registered under Section 15 of the Act,

       _______(b)   Bank as defined in Section 3(a)(6) of the Act,

       _______(c)   Insurance Company as defined in Section 3(a)(19) of the Act,

       _______(d)   Investment Company registered under Section 8 of the
                    Investment Company Act,

       _______(e)   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

       _______(f)   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
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                                 SCHEDULE 13G
029328 10 1                                                         Page 4 of 5
-----------
CUSIP NO.

       _______(g)   Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii)(G),

       _______(h)   Group, in accordance with Rule 13d-1(b)(ii)(H).

ITEM 4.       OWNERSHIP.

       (a)    Amount beneficially owned:

              444,880 shares [includes (i) 120,000 shares of Common Stock underlying currently exercisable options to acquire Common Stock; and (ii) 280,880 shares owned jointly with Mr. Thrailkill's wife, Erma L. Thrailkill]

       (b)    Percent of class:

              25.1%

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:
                     164,000

              (ii)   Shared power to vote or direct the vote:
                     280,880

              (iii)  Sole power to dispose or to direct the disposition of:
                     164,000

              (iv)   Shared power to dispose or to direct the disposition of:
                     280,880

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

                                 SCHEDULE 13G
029328 10 1                                                         Page 5 of 5
-----------
CUSIP NO.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              Not Applicable.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  2-1-96
     ----------------------

                                                 /s/ Robert E. Thrailkill
                                                 ------------------------
                                                 Robert E. Thrailkill